FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/ME Noº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), pursuant to Law No. 6,404, of December 15, 1976, as in force (“Brazilian Corporate Law”) and Resolution of the Brazilian Securities Commission (“CVM”) No. 44, of August 23, 2021, informs its shareholders and the market in general that, on this date, the Brazilian Federal Supreme Court (Supremo Tribunal Federal -“STF”) concluded the judgment of Themes 881 and 885, which discuss the effects of the res judicata.

The Company received 31 years ago, through a judicial process, a final and unappealable decision allowing the non-payment of the Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido - “CSLL”). Such decision was not object of an action for relief from judgement moved by the Brazilian tax authorities and was awaiting judgment by the STF to define its effects. Due to this, all tax-deficiency notices issued against the Company due to the non-payment of CSLL were classified as of remote risk and were not disclosed in the Company’s financial statements.

With the conclusion of the judgment on the issue, it was defined that the decision in diffuse control ceases, immediately, the effects of previous final and unappealable decisions. Furthermore, the STF did not accept the request for modulation of the effects of such judgment, so that the effects of this decision would start on the date of date of final judgement of the matter. Therefore, as the discussion involving the modulation of the effects of such processes involving the non-payment of CSLL were raised by the direct action for the declaration of non-constitutionality No. 15, filed in 2007, the effects of the decision of the STF shall retroact to that date. This decision is still subject to appeal.

As a result, the Company reviewed the probability of losing all lawsuits in progress in which the Company is a party, as well as the amounts not paid in the last 5 years, estimating as probable the negative amount, not yet audited, of R$ 290 million, net of recomposition of the CSLL negative basis.

The Company awaits the publication of the decision of the appellate court in order to reassess the numbers estimated so far and define the legal strategy to be followed in the ongoing processes, which are in different procedural stages and will be concluded gradually over the next few years. With such publication the Company will also reassess the numbers estimated so far. The impact on the Company's cash will depend on the outcome of these processes, immediately generating only a 9% increase in income taxation.

The Investor Relations department of the Company remains at the disposal of the market for any clarifications that may be necessary.

São Paulo, February 9th, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 9, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.